Exhibit 99.2

ISSN 1718-8377

Volume 9, number 01	August 22, 2014
AS AT MAY 31, 2014

Note to the reader: Reports for 2014-2015

As was the case in the two preceding years, the first report of the 2014-2015 fiscal year presents the financial operations for the first two months of activity, i.e. April and May 2014. Subsequent reports will be produced on a monthly basis. The next monthly report, as at June 30, 2014, will be published on September 22, 2014.

Cumulative results as at May 31, 2014

❑	As at May 31, 2014, i.e. two months after the beginning of the fiscal year, budgetary revenue totalled $11.4 billion and budgetary expenditure stood at $12.8 billion.

❑	The results of consolidated entities show a surplus of $592 million.

❑	The deficit reached $796 million as at May 31, 2014.

The budgetary balance within the meaning of the Balanced Budget Act, including the payment to the Generations Fund, showed a deficit of $1 billion as at May 31, 2014. The 2014-2015 Budget tabled in June 2014 calls for a budgetary balance for 2014-2015 with a $2.4-billion deficit.

Summary of consolidated budgetary transactions
(millions of dollars)			(Unaudited data)

	April and May			2014-2015 Budget
	2013-2014(1)	2014-2015	% change	2014-2015	Anticipated growth (%)
Budgetary revenue
Own-source revenue	8 405	8 589	2.2	54 682	3.6
Federal transfers	2 764	2 819	2.0	16 691	–0.1
Total	11 169	11 408	2.1	71 373	2.7
Budgetary expenditure
Program spending	–11 086	–11 421	3.0	–65 704	1.8
Debt service	–1 318	–1 375	4.3	–8 583	1.7
Total	–12 404	–12 796	3.2	–74 287	1.8
Consolidated entities(2)
Non-budget-funded bodies and special funds	217	406	87.1	636	—
Health and social services and education networks	—	–12	—	–72	—
Generations Fund	153	198	29.4	1 301	—
Total	370	592	60.0	1 865	—
DEFICIT FOR THE PURPOSE OF PUBLIC ACCOUNTS	–865	–796	8.0	–1 049	—
BALANCED BUDGET ACT					—
Payments of revenue dedicated to the Generations Fund	–153	–198	—	–101	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	–1 018	–994	—	–2 350	—

(1)

For comparison purposes, expenditures in 2013-2014 have been adjusted to take into account changes that the Ministère de l’Éducation, du Loisir et du Sport (MELS) and the Ministère de l’Enseignement supérieur, de la Recherche et de la Science (MESRS) made in the monthly transfer expenditure breakdown rates for private establishments.

(2) Details of operations by type of entity are presented on page 5 of this report.

Budgetary balance

❑

For the months of April and May 2014, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $1.0 billion. A deficit in the first two months of the fiscal year reflects historic trends. Indeed, during this period, expenditures usually exceed revenues since government departments spend more heavily in respect of their activities.

❑

The budget deficit for the 2014-2015 fiscal year overall is expected to be $2.4 billion. The government announced in the 2014-2015 Budget of June 4, 2014 that the Minister of Finance will table amendments to the Balanced Budget Act in the fall of 2014 in order to take into account the new budgetary deficit objectives.

Budgetary revenue

❑	As at May 31, 2014, budgetary revenue amounts to $11.4 billion, $239 million more than as at May 31, 2013.

—

Own-source revenue stands at $8.6 billion, $184 million more than in 2013-2014. The volatility of certain revenue categories may significantly affect corporate taxes and health services fund contributions because of remittance arrangements. The impact on the growth observed is amplified at the beginning of the fiscal year when the cumulative amounts are relatively low

—	Federal transfers amount to $2.8 billion, up $55 million compared to the preceding year.

Budgetary expenditure

❑	Since the beginning of the fiscal year, budgetary expenditure amounts to $12.8 billion, an increase of $392 million, or 3.2% compared to the preceding year.

For the first two months of the fiscal year, program spending rose $335 million, or 3.0%, and stands at $11.4 billion. The anticipated growth objective for the fiscal year overall is 1.8%. In the wake of the measures announced in the June 4, 2014 Budget, the difference noted will be absorbed during the year.

—	The most significant changes are in the Health and Social Services ($128 million) and Education and Culture ($131 million) missions.

—

In keeping with historic trends, the pace of program spending is faster at the beginning of the fiscal year because of the allocation details of certain grants, including those relating to the health and social services and the education networks.

❑	Debt service stands at $1.4 billion, an increase of $57 million or 4.3% compared to 2013-2014.

Consolidated entities

❑	As at May 31, 2014, the results of consolidated entities show a surplus of $592 million, which stems, among other things, from:

—	a surplus of $406 million for non-budget-funded bodies and special funds;

—	revenue dedicated to the Generations Fund of $198 million.

Net financial requirements

❑

As at May 31, 2014, consolidated net financial requirements stand at $4.6 billion, an increase of $1.7 billion compared to last year. The net financial requirements reflect the current budget deficit as well as the variation, from one year to the next, in receipts and disbursements made in the course of the government’s operations.

Consolidated budgetary and financial transactions
(millions of dollars)	(Unaudited data)

	April and May

	2013-2014(1)	2014-2015	Change

Budgetary revenue

Own-source revenue	8 405	8 589	184

Federal transfers	2 764	2 819	55

Total	11 169	11 408	239

Budgetary expenditure

Program spending	–11 086	–11 421	–335

Debt service	–1 318	–1 375	–57

Total	–12 404	–12 796	–392

Consolidated entities(2)

Non-budget-funded bodies and special funds	217	406	189

Health and social services and education networks	—	–12	–12

Generations Fund	153	198	45

Total	370	592	222

DEFICIT	–865	–796	69

Consolidated non-budgetary needs	–1 945	–3 760	–1 815

CONSOLIDATED NET FINANCIAL REQUIREMENTS	–2 810	–4 556	–1 746

(1)

For comparison purposes, expenditures in 2013-2014 have been adjusted to take into account changes that the Ministère de l’Éducation, du Loisir et du Sport (MELS) and the Ministère de l’Enseignement supérieur, de la Recherche et de la Science (MESRS) made in the monthly transfer expenditure breakdown rates for private establishments.

(2) Details of operations by type of entity are presented on page 5 of this report.

Revenue from the general fund
(millions of dollars)	(Unaudited data)

	April and May

Revenue by source	2013-2014		2014-2015		% change

Own-source revenue excluding government enterprises

Income and property tax

Personal income tax	2 985		3 084		3.3

Contributions to the Health Services Fund	1 124		1 085		- 3.5

Corporate taxes	425		395		- 7.1

Consumption taxes	2 810		2 956		5.2

Other sources	370		374		1.1

Own-source revenue excluding government enterprises	7 714		7 894		2.3

Revenue from government enterprises	691		695		0.6

Total own-source revenue	8 405		8 589		2.2

Federal transfers

Equalization	1 305		1 548		18.6

Health transfers	857		805	(1)	–6.1

Transfers for post-secondary education and other social programs	257		264		2.7

Other programs	172		202		17.4

Subtotal	2 591		2 819		8.8

Harmonization of the QST and the GST – Compensation	173	(2)	—		—

Total federal transfers	2 764		2 819		2.0

BUDGETARY REVENUE	11 169		11 408		2.1

(1)

In accordance with the key directions of the 2014-2015 Budget of June 4, 2014, $430 million from the health transfers has been earmarked in 2014-2015 for the Fund to Finance Health and Social Services Institutions (FINESSS), which is part of the consolidated entities. The allocation is broken down throughout 2014-2015 at the rate of $36 million per month and has already been deducted from the health transfers.

(2)

Recognition of revenue from federal compensation in respect of the harmonization of the sales taxes occurs at the rate of recognition of the expenditures financed by such compensation. Consequently, the $1 467-million payment in this respect in 2013-2014 was spread over the entire 2013-2014 fiscal year, at the rate of $86 million a month for debt service expenditure. Moreover, the allocation of $430 million of the compensation to the FINESSS was also spread over the entire 2013-2014 fiscal year, at the rate of $36 million a month

Expenditures from the general fund
(millions of dollars)	(Unaudited data)

	April and May

Expenditure by mission	2013-2014(1)	2014-2015	% change

Program spending

Health and social services	5 382	5 510	2.4

Education and culture	2 997	3 128	4.4

The economy and the environment	1 048	1 026	–2.1

Support for individuals and families	1 043	1 097	5.2

Governance and justice	616	660	7.1

Total program spending	11 086	11 421	3.0

Debt service	1 318	1 375	4.3

BUDGETARY EXPENDITURE	12 404	12 796	3.2

(1)

For comparison purposes, expenditures in 2013-2014 have been adjusted to take into account changes that the Ministère de l’Éducation, du Loisir et du Sport (MELS) and the Ministère de l’Enseignement supérieur, de la Recherche et de la Science (MESRS) made in the monthly transfer expenditure breakdown rates for private establishments.

Details of the operations of consolidated entities
(millions of dollars)								(Unaudited data)

	April and May 2014

	Special funds	Generations Fund	Specified purpose accounts	Transfers (expenditures) related to the taxation system	Non-budget- funded bodies	Health and education networks (1)	Total	Consolidation adjustments (2)	Total

Revenue	1 893	198	48	1 116	3 840	—	7 095	–3 780	3 315

Expenditure

Expenditure	–1 277	—	–48	–1 116	–3 541	–12	–5 994	3 602	–2 392

Debt service	–341	—	—	—	–168	—	–509	178	–331

Total	–1 618	—	–48	–1 116	–3 709	–12	–6 503	3 780	–2 723

RESULTS	275	198	—	—	131	–12	592	—	592

(1)	The results of the networks are presented according to the modified equity method of accounting.
(2)	Consolidation adjustments include the elimination of program spending from the general fund.

To obtain information, please contact the Direction des communications in the Ministère des Finances du Québec at 418-528-7382.

The report is also published on the Ministère des Finances website (www.finances.gouv.qc.ca).

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